UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No )*

HearUSA, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 422360305

 (CUSIP Number)

October 13, 2005

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 422360305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

Jack Silver

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States citizen

Number of	5. Sole Voting Power	3,303,867
Shares Bene-
Ficially	6. Shared Voting Power	0
Owned by
Each Reporting	7. Sole Dispositive Power	3,303,867
Person With:
	8. Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
3,303,867

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
9.9%

12.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 422360305

Item 1.

(a) Name of Issuer:

HearUSA, Inc.

(b) Address of Issuer’s Principal Executive Offices:

1250 Northpoint Parkway
West Palm Beach, FL 33407

Item 2.

(a) Name of Person Filing:

Jack Silver

(b) Address of Principal Business Office or, if none, Residence:

    SIAR Capital LLC
660 Madison Avenue
New York, NY 10021

(c) Citizenship:

United States

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

422360305

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or Dealer registered under Section 15 of the Act

(b) ☐ Bank as defined in section 3(a)(6) of the Act

(c) ☐ Insurance Company as defined in section 3(a)(19) of the Act

(d) ☐ Investment Company registered under section 8 of the Investment Company Act

(e) ☐ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

CUSIP No. 422360305

(f) ☐ Employee Benefit Plan or endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) - (c)

Jack Silver beneficially owns 3,303,867 shares of Common Stock of HearUSA, Inc. representing 9.9% of the outstanding Common Stock. Such shares of Common Stock beneficially owned by Mr. Silver include:

(i) 858,000 shares of Common Stock held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Mr. Silver is the trustee;
(ii) 153,000 shares of Common Stock held by Sherleigh Associates Inc. Defined Benefit Pension Plan, a trust of which Mr. Silver is the trustee;
(iii) 300,000 shares of Common Stock held by Mr. Silver;
(iv) shares underlying warrants to purchase 500,000 shares of Common Stock held by Sherleigh Associates LLC, an independent investment fund of which Mr. Silver is the principal investor and manager;
(v) shares underlying warrants to purchase 200,000 shares of Common Stock held by Mr. Silver;
(vi) shares underlying warrants to purchase 571,400 shares of Common Stock held by Sherleigh Associates Inc. Profit Sharing Plan; and
(vii) shares underlying convertible notes held by Sherleigh Associates Inc. Profit Sharing Plan in the aggregate principal amount of $1,833,333.33 which are convertible into 1,047,619 shares of Common Stock at a conversion price of $1.75 per share, but excludes shares of Common Stock underlying such warrants and convertible notes to the extent following the exercise thereof Mr. Silver or his affiliates would beneficially own more than 9.9% of the total number of issued and outstanding Common Stock of the issuer. Pursuant to the terms of such warrants and convertible notes, the warrants and convertible notes cannot be exercised or converted to the extent following the exercise thereof the holder or its affiliates would beneficially own more than 9.9% of the total number of issued and outstanding Common Stock of the issuer.

Mr. Silver has the sole voting and dispositive power with respect to all 3,303,867 shares of Common Stock beneficially owned by him.

CUSIP No. 422360305

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 26, 2006
Date

/s/ Jack Silver
Signature

Jack Silver
Name/Title